SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of August, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                RYANAIR LAUNCHES NEW BRUSSELS - STOCKHOLM ROUTE

                    BRUSSELS-CHARLEROI TO STOCKHOLM -SKAVSTA

    Ryanair, Europe's No.1 low fares airline, today (Tuesday, 19th August 2003) added a new route to its existing 127 European route network, creating its first gateway between Belgium and Scandinavia.

    Daily flights will commence on the following new route from October and can be booked online at www.ryanair.com from today:

   -  Brussels-Charleroi - Stockholm-Skavsta


    Ryanair now operates 12 low-fare routes from Brussels-Charleroi to Europe. The airline is also doubling its frequency on its Brussels-Charleroi - Rome-Ciampino service from one to two flights a day from 16th October 2003.

    Ryanair's Head of Communications, Paul Fitzsimmons, said:

        "Our new route to Stockholm-Skavsta reflects the huge public demand for low cost access to Scandinavia. We now have 14 routes to and from Sweden. This is our first Scandinavian route from Brussels-Charleroi and we expect to carry 100,000 passengers on it annually.

        "Ryanair is the only really low fares airline in Europe. We now operate 128 routes and will carry almost 24 million passengers throughout Europe this year, almost 2 million of which will be through Brussels-Charleroi.

        "Ryanair offers more routes, more destinations, more frequency, better punctuality and unbeatable passenger service which is why we continue to grow rapidly and are Europe's No. 1 low fares airline."

    Fares for the new routes start at EUR39.99 (including taxes and charges).The new route starts on 16th October and passengers can book online from today at www.ryanair.com.


                       Brussels-Charleroi to Stockholm-Skavsta
                           Ryanair Passengers Save over 60%

               SN Brussels 1            Ryanair 2            Saving

               EUR108.56                GBP39.99             63%

                                     1. Brussels airport to Stockholm
                                     2. Brussels-Charleroi to Stockholm-Skavsta
                                                Fares include taxes and charges

        Full details of fares, timetables available at www.ryanair.com.

ENDS     19th August 2003

For further information
please contact;
Paul Fitzsimmons, Ryanair  Tel. 00-353-1-8121228
Pauline McAlester, Murray Consultants  Tel. 00-353-87-2558300







END


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 August, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director